Exhibit 12.1

Strategic Hotel Capital, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(numbers in thousands, except ratio amounts)

	Historical Six Months Ended June 30, 2005	Historical Fiscal Year Ended
		2004	2003	2002	2001	2000
Income (loss) from continuing operations before minority interests and income taxes	$19,902	$(62,170)	$(79,898)	$(44,058)	$(97,240)	$(24,810)
Add (deduct):
Combined fixed charges and preferred dividends	20,840	64,578	107,391	101,075	128,875	146,908
Capitalized interest	(134)	—	—	—	—	—
Earnings from equity investees	(1,558)	(739)	—	(1,857)	(1,838)	(912)
Distribution from equity investees	—	15,602	5,775	—	—	—
Preferred dividends	(2,503)	—	—	—	—	—

Adjusted earnings	$36,547	$17,271	$33,268	$55,160	$29,797	$121,186

Fixed charges:
Interest expense	$16,659	$60,131	$100,495	$90,845	$119,747	$136,172
Capitalized interest	134	—	—	—	—	—
Amortization of deferred financing costs	1,544	4,447	6,896	10,230	9,128	10,736

Total fixed charges	$18,337	$64,578	$107,391	$101,075	$128,875	$146,908

Plus preferred dividends	$2,503	$—	$—	$—	$—	$—

Combined fixed charges and preferred dividends	$20,840	$64,578	$107,391	$101,075	$128,875	$146,908

(Deficiency) of earnings to combined fixed charges and preferred dividends	$15,707	$(47,307)	$(74,123)	$(45,915)	$(99,078)	$(25,722)

Ratio of earnings to combined fixed charges and preferred dividends	1.75	0.27	0.31	0.55	0.23	0.82